UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Focus Financial Partners Inc.

(Name of Issuer)

Class A common stock, par value $0.01 per share

(Title of Class of Securities)

34417P 100

(CUSIP Number)

Jacqueline Giammarco

Stone Point Capital LLC

20 Horseneck Lane

Greenwich, CT 06830

(203) 862-2900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 2, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:    ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“ Act ”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34417P 100	Schedule 13D	Page 2 of 12

1	NAMES OF REPORTING PERSONS Trident FFP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,601,385
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,601,385

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,601,385
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*

Calculated pursuant to Rule 13d-3. See Item 5, Interest in Securities of the Issuer. Represents 11.9% of the outstanding shares of Class A Common Stock and Class B Common Stock on a combined basis, based on 53,326,343 shares of Class A Common Stock and 18,707,641 shares of Class B Common Stock outstanding following the completion of the Issuer’s public offering, as reported in the Issuer’s prospectus supplement dated February 25, 2021, filed with the Securities and Exchange Commission on February 26, 2021.

CUSIP No. 34417P 100	Schedule 13D	Page 3 of 12

1	NAMES OF REPORTING PERSONS Trident VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,130,816
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,130,816

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,130,816
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*

Calculated pursuant to Rule 13d-3. See Item 5, Interest in Securities of the Issuer. Represents 11.3% of the outstanding shares of Class A Common Stock and Class B Common Stock on a combined basis, based on 53,326,343 shares of Class A Common Stock and 18,707,641 shares of Class B Common Stock outstanding following the completion of the Issuer’s public offering, as reported in the Issuer’s prospectus supplement dated February 25, 2021, filed with the Securities and Exchange Commission on February 26, 2021.

CUSIP No. 34417P 100	Schedule 13D	Page 4 of 12

1	NAMES OF REPORTING PERSONS Trident VI Parallel Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,130,816
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,130,816

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,130,816
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*   Calculated pursuant to Rule 13d-3. See Item 5, Interest in Securities of the Issuer. Represents 11.3% of the outstanding shares of Class A Common Stock and Class B Common Stock on a combined basis, based on 53,326,343 shares of Class A Common Stock and 18,707,641 shares of Class B Common Stock outstanding following the completion of the Issuer’s public offering, as reported in the Issuer’s prospectus supplement dated February 25, 2021, filed with the Securities and Exchange Commission on February 26, 2021.

CUSIP No. 34417P 100	Schedule 13D	Page 5 of 12

1	NAMES OF REPORTING PERSONS Trident VI DE Parallel Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,130,816
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,130,816

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,130,816
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*

Calculated pursuant to Rule 13d-3. See Item 5, Interest in Securities of the Issuer. Represents 11.3% of the outstanding shares of Class A Common Stock and Class B Common Stock on a combined basis, based on 53,326,343 shares of Class A Common Stock and 18,707,641 shares of Class B Common Stock outstanding following the completion of the Issuer’s public offering, as reported in the Issuer’s prospectus supplement dated February 25, 2021, filed with the Securities and Exchange Commission on February 26, 2021.

CUSIP No. 34417P 100	Schedule 13D	Page 6 of 12

1	NAMES OF REPORTING PERSONS Trident FFP GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,601,385
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,601,385

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,601,385
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*

Calculated pursuant to Rule 13d-3. See Item 5, Interest in Securities of the Issuer. Represents 11.9% of the outstanding shares of Class A Common Stock and Class B Common Stock on a combined basis, based on 53,326,343 shares of Class A Common Stock and 18,707,641 shares of Class B Common Stock outstanding following the completion of the Issuer’s public offering, as reported in the Issuer’s prospectus supplement dated February 25, 2021, filed with the Securities and Exchange Commission on February 26, 2021.

CUSIP No. 34417P 100	Schedule 13D	Page 7 of 12

1	NAMES OF REPORTING PERSONS Trident Capital VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,130,816
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,130,816

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,130,816
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*

Calculated pursuant to Rule 13d-3. See Item 5, Interest in Securities of the Issuer. Represents 11.3% of the outstanding shares of Class A Common Stock and Class B Common Stock on a combined basis, based on 53,326,343 shares of Class A Common Stock and 18,707,641 shares of Class B Common Stock outstanding following the completion of the Issuer’s public offering, as reported in the Issuer’s prospectus supplement dated February 25, 2021, filed with the Securities and Exchange Commission on February 26, 2021.

CUSIP No. 34417P 100	Schedule 13D	Page 8 of 12

1	NAMES OF REPORTING PERSONS Stone Point Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,130,816
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,130,816
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*

Calculated pursuant to Rule 13d-3. See Item 5, Interest in Securities of the Issuer. Represents 11.3% of the outstanding shares of Class A Common Stock and Class B Common Stock on a combined basis, based on 53,326,343 shares of Class A Common Stock and 18,707,641 shares of Class B Common Stock outstanding following the completion of the Issuer’s public offering, as reported in the Issuer’s prospectus supplement dated February 25, 2021, filed with the Securities and Exchange Commission on February 26, 2021.

Explanatory Note

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Schedule 13D filed by the undersigned with the Securities and Exchange Commission on August 1, 2018 (as so amended, the “Schedule 13D”) relating to shares of Class A common stock, par value $0.01 per share (“Class A Common Stock”), of Focus Financial Partners Inc., a Delaware corporation (the “Issuer”). Each item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meaning herein as are ascribed to such terms in the Schedule 13D filed on August 1, 2018.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following text at the end thereof:

On February 25, 2021, Trident FFP LP, a Delaware limited partnership (“Trident FFP”), Trident VI, L.P., a Cayman Islands exempted limited partnership (“Trident VI”), Trident VI Parallel Fund, L.P., a Cayman Islands exempted limited partnership (“Trident VI Parallel”), and Trident VI DE Parallel Fund, L.P., a Delaware limited partnership (“Trident VI DE Parallel” and, together with Trident VI and Trident VI Parallel, the “Trident VI Partnerships” and the Trident VI Partnerships together with Trident FFP, the “Trident Stockholders”) entered into an underwriting agreement (the “Underwriting Agreement”) with Goldman Sachs & Co, LLC and BofA Securities, Inc. each in their capacity as the representative (the “Representatives”) of the several underwriters (the “Underwriters”), the Issuer and the other selling stockholders named on Schedule B to the Underwriting Agreement. Pursuant to the Underwriting Agreement, on March 2, 2021, the Trident Stockholders sold to the Underwriters an aggregate of 4,662,270 shares of Class A Common Stock at a price of $48.00 per share, excluding underwriter discounts and commissions. In connection with the sale by Trident FFP, 1,296,885 common units of Focus LLC held by Trident FFP and the related Class B Common Stock were redeemed by the Issuer for an equal amount of Class A Common Stock.

In accordance with the Underwriting Agreement, the Trident Stockholders entered into a lock-up agreement with the Underwriters agreeing that, subject to certain exceptions, they may not, during the 90-day period from February 25, 2021, without the prior written consent of the Representatives (i) directly or indirectly, offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of Class A Common stock or Class B Common Stock, any membership interests in Focus LLC or any securities convertible into or exercisable or exchangeable for Class A Common Stock or Class B Common Stock or membership interests in Focus LLC, whether then owned or thereafter acquired by such person or with respect to which such person has or thereafter acquires the power of disposition (collectively, the “lock-up securities”), or exercise any right with respect to the registration of any of the lock-up securities, or file or cause to be filed any registration statement in connection therewith, under the Securities Act of 1933, or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the lock-up securities, whether any such swap or transaction is to be settled by delivery of shares of Class A Common Stock or shares of Class B Common Stock, membership interests in Focus LLC or other securities, in cash or otherwise.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement, which is filed as an exhibit hereto and which is incorporated herein by reference.

Except as set forth above, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons and, to the best knowledge of the Reporting Persons, the entities or persons affiliated with such persons and identified in clause (a) of Item 2, have no present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by the Reporting Persons and each other person named in Item 2 with respect to the Issuer, the foregoing is subject to change at any time.

Item 5.	Interest in Securities of the Issuer

Item 5(a), (b) and (c) of the Schedule 13D is hereby amended and restated as follows:

(a) and (b). As of the date of this Amendment No. 1, (i) Trident FFP is the record owner of 0 shares of Class A Common Stock, 8,601,385 common units of Focus LLC and an equal number of shares of Class B Common Stock, which common units are exchangeable at the option of the Issuer or Focus LLC on a one-for-one basis for shares of Class A Common Stock pursuant to the Fourth Amended and Restated Operating Agreement of Focus Financial Partners, LLC or an equivalent amount of cash, (ii) Trident VI is the record owner of 996,443 shares of Class A Common Stock, (iii) Trident VI Parallel is the record owner of 6,986,311 shares of Class A Common Stock and (iv) Trident VI DE Parallel is the record owner of 148,062 shares of Class A Common Stock.

The Reporting Persons may be deemed, in the aggregate, to be the beneficial owners of 23.2% of the outstanding shares of Class A Common Stock and Class B Common Stock on a combined basis, based on 53,326,343 shares of Class A Common Stock and 18,707,641 shares of Class B Common Stock (and an equal number of common units of Focus LLC) outstanding following the completion of the Issuer’s public offering, as reported in the Issuer’s prospectus supplement dated February 25, 2021, filed with the Securities and Exchange Commission on February 26, 2021.

CUSIP No. 34417P 100	Schedule 13D	Page 10 of 12

The Reporting Persons may be deemed, in the aggregate, to be the beneficial owners of 27.0% of the outstanding shares of Class A Common Stock and Class B Common Stock as calculated pursuant to Rule 13d-3. The aggregate percentage of beneficial ownership in this Schedule 13D for purposes of calculations under Rule 13d-3 is based on 53,326,343 shares of Class A Common Stock outstanding following the completion of the Issuer’s public offering, as reported in the Issuer’s prospectus supplement dated February 25, 2021, filed with the Securities and Exchange Commission on February 26, 2021, plus the 8,601,385 shares of Class A Common Stock that Trident FFP may acquire upon the conversion of the common units of Focus LLC held by Trident FFP.

As described more fully in this Schedule 13D, (i) Trident FFP GP, as the general partner of Trident FFP, may be deemed to be the beneficial owner of the securities held directly by Trident FFP and (ii) Trident Capital VI, L.P. (“Trident VI GP”), as general partner of each of the Trident VI Partnerships, may be deemed to be the beneficial owner of the securities held directly by the Trident VI Partnerships.

Pursuant to the delegation of authority to Stone Point by Trident VI GP relating to the Trident VI Partnerships, as described in Item 2 of this Schedule 13D, Stone Point may be deemed to be the beneficial owner of the securities held directly by the Trident VI Partnerships, as described more fully in this Schedule 13D.

James D. Carey, as a member and managing director at Stone Point and an owner of one of five members of Trident FFP GP and one of five general partners of Trident VI GP, may be deemed to be the beneficial owner of the securities held directly by Trident FFP, Trident VI, Trident VI Parallel and Trident VI DE Parallel. Mr. Carey disclaims beneficial ownership of the shares held of record or beneficially by the Reporting Persons, except to the extent of any pecuniary interest therein.

The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Schedule 13D.

To the best knowledge of the Reporting Persons, none of the other persons named in Item 2 beneficially owns any shares of Class A Common Stock.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, none of the other persons named in Item 2 has engaged in any transaction in any shares of the Issuer’s Class A Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented as follows:

Item 4 summarizes certain provisions of the Underwriting Agreement and is incorporated herein by reference. A copy of the Underwriting Agreement is attached as an exhibit hereto and is incorporated herein by reference.

Item 7.	Materials to Be Filed as Exhibits

Exhibit H	Underwriting Agreement, dated February 25, 2021 (incorporated by reference to Exhibit 1.1 to Focus Financial Partners Inc.’s Form 8-K, filed with the Securities and Exchange Commission on March 2, 2021).

CUSIP No. 34417P 100	Schedule 13D	Page 11 of 12

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2021

Trident FFP LP

By:	Trident FFP GP LLC, its general partner
By:	Trident VI, L.P., its sole member
By:	Trident Capital VI, L.P. its general partner
By:	DW Trident VI, LLC, its general partner

By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Vice President

Trident VI, L.P.

By:	Stone Point Capital LLC, its manager

By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Chief Compliance Officer

Trident VI Parallel Fund, L.P.

By:	Stone Point Capital LLC, its manager

By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Chief Compliance Officer

Trident VI DE Parallel Fund, L.P.

By:	Stone Point Capital LLC, its manager

By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Chief Compliance Officer

Trident FFP GP LLC

By:	Trident VI, L.P., its sole member
By:	Trident Capital VI, L.P. its general partner
By:	DW Trident VI, LLC, its general partner

By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Chief Compliance Officer

Trident Capital VI, L.P.

By:	DW Trident VI, LLC, a general partner

By:	/s/ Jacqueline Giammarco

CUSIP No. 34417P 100	Schedule 13D	Page 12 of 12

Name: Jacqueline Giammarco
Title: Vice President

Stone Point Capital LLC

By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Chief Compliance Officer